SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2012

EZCHIP SEMICONDUCTOR LTD.
(Name of Registrant)

1 Hatamar Street, P.O.B. 527, Yokneam 20692, ISRAEL
(Address of Principal Executive Office)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

        Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

        If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________

This Form 6-K is being incorporated by reference into the Registrant’s Form F-3 Registration Statements File Nos. 333-163353 and 333-164332 and Form S-8 Registration Statements File Nos. 333-134593, 333-148932, 333-148933. 333-164330, 333-164331, 333-170900 and 333-170901.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EZCHIP SEMICONDUCTOR LTD. (Registrant) By: /s/ Dror Israel —————————————— Dror Israel Chief Financial Officer

Date: January 4, 2012

EZchip Selects Marvell as its NP-5 ASIC Partner

NP-5 has been selected by a leading tier-1 router vendor

Yokneam, Israel, January 4, 2012 -- EZchip Semiconductor Ltd. (NASDAQ:EZCH), a leader in Ethernet network processors, is disclosing that it has selected Marvell to be the ASIC partner for its next generation network processor, the 200-Gigabit NP-5. This partnership follows a similar successful cooperation between the companies for EZchip’s NP-4 100-Gigabit network processor, which is currently in production.

The NP-5 is well ahead in its development cycle and EZchip’s leading tier-1 router vendors are planning to use the NP-5 as the follow-on to their NP-4 designs. The partnership with Marvell is expected to bring samples to the market at the end of 2012.

Carrier Ethernet edge routers are the primary market for high-speed network processors (NPUs), such as the NP-4 and NP-5. Five of the seven leading tier-1 router vendors are already using the NP-4 for their key edge routing platforms, making EZchip the leading vendor of high-speed merchant NPUs. These customers are planning to migrate over time to the NP-5 when available, in order to maintain their technology edge and to benefit from improved performance with software backward compatibility provided when migrating from NP-4 to NP-5. Considering that NP-4 is only beginning its ramp up, and with the expected migration of key tier-1 vendors to the NP-5, EZchip is well positioned to maintain and further grow its market leadership for years to come.

“We are very pleased that our leading tier-1 customers have selected to continue the EZchip path,” said Eli Fruchter, EZchip’s CEO. “EZchip currently has a commanding position in the marketplace by providing our customers with significant time to market advantages. We believe that with the NP-5 we will further our market leadership. We will bring the NP-5 and its variants, similar to the NP-4 and its variants, to the market at the earliest possible time and allow our leading customers to continue to build on their success in the marketplace with EZchip.”

About EZchip

EZchip is a fabless semiconductor company that provides Ethernet network processors for networking equipment. EZchip provides its customers with solutions that scale from 1-Gigabit to 200-Gigabits per second with a common architecture and software across all products. EZchip's network processors provide the flexibility and integration that enable triple-play data, voice and video services in systems that make up the new Carrier Ethernet networks. Flexibility and integration make EZchip's solutions are ideal for building systems for a wide range of applications in telecom networks, enterprise backbones and data centers. For more information on our company, visit the web site at http://www.ezchip.com.

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.  Forward-looking statements are statements that are not historical facts and may include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance.  These statements are only predictions based on EZchip's current expectations and projections about future events.  There are important factors that could cause EZchip's actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements.  Those factors include, but are not limited to, the impact of general economic conditions, competitive products, product demand and market acceptance risks, customer order cancellations, reliance on key strategic alliances, fluctuations in operating results, delays in development of highly-complex products and other factors indicated in EZchip's filings with the Securities and Exchange Commission (SEC).  For more details, refer to EZchip's SEC filings and the amendments thereto, including its Annual Report on Form 20-F filed on March 31, 2011 and its Current Reports on Form 6-K. EZchip undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in our expectations, except as may be required by law.

Contact:
Daureen Green, Marketing Communications
dgreen@ezchip.com, Tel: +972-4-959-6677